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                                                          FOR IMMEDIATE RELEASE
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	CENDANT REACHES AGREEMENT WITH AMERICAN BANKERS AND AIG
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STAMFORD, CT and PARSIPPANY, NJ, March 18,1998 -- Cendant Corporation (NYSE: CD)
today announced that it has reached an agreement with American Bankers Insurance Group, Inc. (NYSE: ABI) and American International Group, Inc. (NYSE: AIG) that provides Cendant and American Bankers an opportunity to negotiate and sign a merger agreement between Cendant and American Bankers. The agreement calls for AIG to waive, until 2:00 PM on March 23, 1998, certain provisions in its merger agreement with American Bankers that precluded American Bankers from terminating its agreement with AIG and entering into a merger with any third party before May 20, 1998.

As a result of this agreement, the Florida Department of Insurance has adjourned AIG's and Cendant's oppositions to each other's applications in public hearings scheduled for this week and American Bankers has postponed its shareholders meetings scheduled for March 25 and March 27, 1998.

Should these negotiations lead to execution of a merger agreement between Cendant and American Bankers, all the parties have agreed that AIG will receive a termination fee of $100 million from American Bankers, plus merger-related expenses of $10 million to be received from Cendant.

Cendant (NYSE: CD) is the world's premier provider of consumer and business services. With a market capitalization in excess of $30 billion, it ranks among the 100 largest U.S. corporations. Cendant operates in three principal segments: Membership, Travel and Real Estate Services. In Membership Services, Cendant provides access to travel, shopping, auto, dining, and other services through more than 66.5 million memberships worldwide. In Travel Services, Cendant is the leading franchisor of hotels and rental car agencies worldwide, the premier provider of vacation exchange services and the second largest fleet management company. In Real Estate Services, Cendant is the world's premier franchisor of residential real estate brokerage offices, a major provider of mortgage services to consumers and a global leader in corporate employee relocation. Headquartered in Stamford, CT and Parsippany, NJ, the company has more than 34,000 employees, operates in over 100 countries and makes approximately 100 million customer contacts annually.


Investor Contact:          Media Contact:         or:
Laura P. Hamilton          Elliot Bloom           Jim Fingeroth/Roanne Kulakoff
Senior Vice President      Vice President         Kekst and Company
Corporate Communications   Public Relations
and Investor Relations     (973) 496-8414         (212) 521-4800
(203) 965-5114